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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of: July 2003
Commission File Number: 000-50012

Gold City Industries Ltd.
(Translation of registrant's name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6
(Address of principal executive offices)

1.   Press Release Dated July 17, 2003
2.   Press Release Dated July 16, 2003
3.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
4.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
5.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
6.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
7.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
8.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
9.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
10.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
11.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
12.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
13.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003
14.   Qualifying Issuer Certificate (Form 45-102F2) Dated June 24, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F **XXX** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **XXX**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not**
required to respond unless the form displays a currently valid OMB control number.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE

03-12

July 17, 2003   **TSX Venture: GC**

Caramelia Exploration Program Commences

Fred Sveinson, President, reports that Jantri Resources Inc. is commencing a trenching, mapping, and biogeochemical sampling program at the Company's Caramelia property, located 15 kilometres northwest of Rock Creek, British Columbia. Under the terms of an option agreement dated April 14th, 2003, Jantri may earn a 50% interest in Gold City's Caramelia property.

The Caramelia property, which encompasses the historic Camp McKinney gold camp, lies 18 kilometres northwest of Crown Resources Corporation's Washington State Crown Jewel property (currently 2.64MT @ 0.346 oz/ton gold in proven and probable reserves or 915,500 ounces). Historic production from the Cariboo-Amelia Mine at Camp McKinney totals 124,500 tonnes grading 20.39 g/t gold, recovering 81,600 ounces. During the last period of mining at the Cariboo-Amelia mine in 1962, the ore grade averaged 36.4 g/t gold from the lower levels of the mine, at a vertical depth of 165 metres. Mineralization remains open at depth and laterally on this mesothermal system.

The current exploration thrust will be directed at near surface efforts of discovering parallel vein systems to the Cariboo-Amelia vein, in the till-covered area south of the main vein. Anomalies identified by Gold City in 2002 from a biogeochemical (bark) sampling program will be prospected and trenched. The 2002 biogeochemical survey will be expanded westward adding a further 1.3km x 2km area to search for signatures of buried mineralized quartz veins. Bark sampling is a promising exploration tool in thick till covered areas, due to the deep and broad tapping roots of specific trees. The exploration program will be conducted under the supervision of Paul Cowley, P.Geo. and Dr. Colin Dunn, P.Geo.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677 Fax: (604) 642-6577
Email: info@gold-city.net Website: www.gold-city.net

NEWS RELEASE

03-11

July 16, 2003 **TSX Venture: GC**

Gold City Appoints Amir J. Hirani as Vice Chairman

Mel Smale, Chairman, is pleased to announce the appointment of Amir J. Hirani as Vice Chairman of the Company. Mr. Hirani is an international financier currently residing in Vancouver, British Columbia.

Mr. Hirani brings his expertise in the field of international finance and project management to the Company. Born and educated in Kenya, Mr. Hirani was a successful businessman in East Africa, prior to his re-location to Vancouver in 1979. Mr. Hirani has successfully founded or managed various companies in the areas of finance and development.

Mr. Hirani's mandate will be to arrange financing in Canada and internationally for the Company and its projects. He will receive a fee for his services based on performance.

Gold City Industries Ltd.

Signed "Melvin Smale"

Melvin Smale, Chairman

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on April 8, 2002 of 100,000 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
           Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on June 12, 2002 of 50,000 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
       Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on November 13, 2002 of 1,750,000 common shares and on November 15, 2003 of 75,000 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
      Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on October 25, 2002 of 50,000 common shares and on October 28, 2002 of 1,500,000 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
         Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on April 2, 2003 of 842,000 units, comprised of 842,000 flow-through common shares and 421,000 share purchase warrants of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: ___*"Fred Sveinson"*_____
        Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on April 30, 2002 of 1,666,666 units, each unit being comprised of one common share and one share purchase warrant, of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
      Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on January 7, 2002 of 1,692,333 units of Gold City Industries Ltd., each unit being comprised of one flow through common share and one non-flow through share purchase warrant, Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By*:*   *"Fred Sveinson"*
         Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on January 8, 2003 of 200,000 units, comprised of 200,000 flow-through common shares and 100,000 share purchase warrants, and on January 15, 2003 of 100,000 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
          Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on November 14, 2002 of 554,066 units, each unit being comprised of one flow-through common share and one non-flow-through share purchase warrant, of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
        Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on March 26, 2002 of 25,000 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
       Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on March 26, 2002 of 25,000 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
        Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a grant on May 13, 2002 of 845,000 incentive stock options of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
      Fred Sveinson, President

FORM 45-102F

CERTICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES

Gold City Industries Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102, and hereby certifies that in respect of a distribution on December 2, 2002 of 35,666 common shares of Gold City Industries Ltd., Gold City Industries Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 24th day of June, 2003

Gold City Industries Ltd.

By: *"Fred Sveinson"*
        Fred Sveinson, President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

August 7, 2003   By: /s/ Frederick Sveinson, President
Date